Room 4561

March 20, 2007

Christopher R. Reidy
Chief Financial Officer
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068

Re: Automatic Data Processing, Inc.
        Form 10-K for the fiscal year ended June 30, 2006
        Filed August 30, 2006
        File No. 001-05397

Dear Mr. Reidy:

        We have completed our review of your Form 10-K and related filings, and do not, at this time, have any further comments.

                        Sincerely,

                        Stephen Krikorian
                        Accounting Branch Chief